Exhibit 12
NiSource Inc.
Ratio of Earnings to Fixed Charges

	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing operations (a)(b)	$442,760,285	$510,208,667	$340,406,027	$423,910,493	$330,158,304
Fixed Charges	412,282,807	407,450,678	422,886,197	421,483,105	410,081,138
Amortization of capitalized interest (c)	—	—	—	—	—
Distributed income of equity investees	1,392,463	224,702	151,119	110,964	118,416
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries(d)	—	—	—	—	—
Non-Controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
	$856,435,555	$917,884,047	$763,443,343	$845,504,562	$740,357,858

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$354,777,430	$352,265,520	$377,469,202	$368,614,101	$364,427,942
Other interest	33,771,593	30,244,516	20,897,004	22,963,342	20,521,761
Capitalized interest during period (c)
Amortization of premium, reacquisition premium, discount and expense on debt, net	7,237,875	7,618,345	8,701,321	9,967,085	9,395,881
Interest portion of rent expense	16,495,909	17,322,297	15,818,670	19,938,578	15,735,555
Non-controlling interest	—	—	—	—	—
	$412,282,807	$407,450,678	$422,886,197	$421,483,106	$410,081,139

Plus preferred stock dividends: Preferred dividend requirements of subsidiary	$—	$—	$—	$—	$—
Preferred dividend requirements factor	0.29	0.64	0.58	0.61	0.67
Preference security dividend requirements of consolidated subsidiaries (d)	—	—	—	—	—
Fixed charges	412,282,807	407,450,678	422,886,197	421,483,106	410,081,139
	$412,282,807	$407,450,678	$422,886,197	$421,483,106	$410,081,139

Ratio of earnings to fixed charges	2.08	2.25	1.81	2.01	1.81
(a) Income Statement amounts have been adjusted for discontinued operations.
(b) Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.
(c) NiSource is a public utility following ASC 980 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.
(d) Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.